July 18, 2025

Marty Rendall
Chief Financial Officer
Electra Battery Materials Corp
133 Richmond Street West, Suite 602
Toronto, ON M5H 2L3

       Re: Electra Battery Materials Corp
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 24, 2025
           File No. 001-41356
Dear Marty Rendall:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Controls and Procedures, page 96

1. We note you disclosure indicating that significant deficiencies had been identified and resulted in the conclusions that your internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2024.

       However, in the Report of Management   s Accountability on page 2 of
your financial
       statements, you have disclosure indicating that management identified material weaknesses in your internal control over financial reporting and disclosure controls and procedures related to the year ended December 31, 2024.

       Please revise as necessary to clarify whether material weaknesses or significant deficiencies were identified. You may refer to the definitions of these terms in Rule 1-
       02(a)(4) of Regulation S-X and AS 2201.A7 and .A11 for further clarification.

       Please also expand your disclosures to describe any material weaknesses in your internal control over financial reporting to comply with Item 15(b)(3) of Form 20-F.
 July 18, 2025
Page 2


2. We note your disclosure under the heading Changes in Internal Control over Financial
       Reporting on page 97, stating that while substantial progress has been made in strengthening internal control over financial reporting during 2024, management continues to assess and enhance internal controls of the company.

       Given the requirement to disclose any change in your internal control over financial reporting that occurred during the period that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting under Item
       15(d) of Form 20-F, please revise to describe the progress to which you refer and to clarify the nature of its affect on your internal control over financial reporting.

       With regard to your disclosure stating Electra has not yet implemented "the full suite of systems, processes, and personnel typically found in more mature organizations,"
       clarify the extent to which this refers to aspects of the controls and procedures that your officers designed, as referenced in their certifications, and describe your plans for implementation and dates for resolving the deficiencies or weaknesses.

Exhibits

3. The certifications at Exhibits 12.1 and 12.2 do not include all of the language required in paragraph 4, specifically as it relates to the officers acknowledging responsibility for establishing and maintaining internal control over financial reporting.

       Please amend the filing to include officer certifications that include all of the language prescribed in paragraph 12 of the Instructions as to Exhibits of Form
20-F.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation